Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated November 15, 2019 (the “Prospectus”) issued by Alibaba Group Holding Limited.

We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure, (the “WVR structure”), under the Hong Kong Listing Rules, we are deemed as a company with a WVR structure. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure. For further information about the risks associated with our WVR structure, see the section headed “Risk Factors – Risks Related to Our Corporate Structure” in the Prospectus. Prospective investors should make the decision to invest in us only after due and careful consideration.

Alibaba Group Holding Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

We refer to the Prospectus and the allotment results announcement dated November 25, 2019. The Joint Representatives, on behalf of the International Underwriters, on December 3, 2019 have fully exercised the Over-allotment Option, in respect of an aggregate of 75,000,000 Shares (the “Over-allotment Shares”), representing 15% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between Credit Suisse and PCIP I, Credit Suisse has borrowed 75,000,000 Shares from PCIP I to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return in full to PCIP I of the 75,000,000 borrowed Shares.

We will allot and issue the Over-allotment Shares at HK$176.00 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of and dealings in the Over-allotment Shares are expected to commence on the Main Board of the Hong Kong Stock Exchange at 9:00 a.m. on December 6, 2019.

Our Total Number of Issued Shares upon the Full Exercise of the Over-Allotment Option

Our total number of issued Shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option (assuming the total number of issued Shares remains unchanged since the Latest Practicable Date, except for the Shares issued following the completion of the Global Offering) is 21,386,784,264 Shares and 21,461,784,264 Shares, respectively.

Use of Proceeds

We will receive additional net proceeds of approximately HK$13,166 million for the issue of the Over-allotment Shares, after deducting the commissions and other offering expenses payable by us in relation to the exercise of the Over-allotment Option. We intend to apply the additional net proceeds for the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

We will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

By order of the Board
Alibaba Group Holding Limited
Timothy A. STEINERT
Secretary

Hong Kong, December 3, 2019

As at the date of this announcement, our board of directors comprises Mr. Daniel Yong ZHANG as the chairman, Mr. Jack Yun MA, Mr. Joseph C. TSAI, Mr. J. Michael EVANS, Mr. Eric Xiandong JING and Mr. Masayoshi SON as the directors, and Mr. Chee Hwa TUNG, Mr. Walter Teh Ming KWAUK, Mr. Jerry YANG, Mr. E. Börje EKHOLM and Ms. Wan Ling MARTELLO as the independent directors.